Exhibit 8.1

List of Subsidiaries

Subsidiary	Jurisdiction of Organization
Bit Brother New York Inc.	New York, USA

Urban Tea Management Inc.	New York, USA

Guokui Management Inc.	New York, USA

NTH Holdings Limited	British Virgin Islands

Tea Language Group Limited	Hong Kong

Mingyuntang (Shanghai) Tea Co., Ltd.	People’s Republic of China

Futureway International Management Limited	Hong Kong

Hunan Futureway Investment Limited	People’s Republic of China

Qingdao Ether Continent Digital Technology Co., Ltd.	People’s Republic of China

Hunan Bit Brothers Digital Technology Co., Ltd.	People’s Republic of China

Variable Interest Entity	Jurisdiction of Organization
Hunan Ming Yun Tang Brand Management Co., Ltd.	People’s Republic of China

39 Pu Tea Co., Ltd.	People’s Republic of China

Hunan Bit Brothers Holdings	People’s Republic of China